# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: lululemon athletica inc., CIK 0001397187
CUSIP: 550021109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia, Canada (Federal Level) (Z4), V6J 1C7
Date of event which requires filing of this statement: 04/10/2026
Filed by CIK 0001407029
Persons authorized to receive notices and communications: Dennis J. Wilson, 21 Water Street, Suite 600, Vancouver, British Columbia, Canada (Federal Level) (Z4), V6B 1A1, 604-737-7232

## Reporting persons
- Dennis J. Wilson (CIK 0001407029): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 3,852; shared voting power 9,901,004; sole dispositive power 3,852; shared dispositive power 9,901,004; aggregate amount beneficially owned 9,904,856 (8.6% of the class)
- Anamered Investments Inc.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,755,217; sole dispositive power 0; shared dispositive power 4,755,217; aggregate amount beneficially owned 4,755,217 (4.1% of the class)
- LIPO Investments (USA), Inc. (CIK 0002003936): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,401,596; sole dispositive power 0; shared dispositive power 3,401,596; aggregate amount beneficially owned 3,401,596 (2.9% of the class)
- Wilson 5 Foundation: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 829,325; sole dispositive power 0; shared dispositive power 829,325; aggregate amount beneficially owned 829,325 (0.7% of the class)
- Wilson 5 Foundation Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 829,325; sole dispositive power 0; shared dispositive power 829,325; aggregate amount beneficially owned 829,325 (0.7% of the class)
- Five Boys Investments ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 91,760; sole dispositive power 0; shared dispositive power 91,760; aggregate amount beneficially owned 91,760 (0.1% of the class)
- Shannon Wilson: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,098,309; sole dispositive power 0; shared dispositive power 1,098,309; aggregate amount beneficially owned 1,098,309 (1% of the class)
- Low Tide Properties Ltd. (CIK 0001972360): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 554,122; sole dispositive power 0; shared dispositive power 554,122; aggregate amount beneficially owned 554,122 (0.5% of the class)
- House of Wilson Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Laura Gentile: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Eric Hirshberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Marc Maurer: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: lululemon athletica inc.
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia, Canada (Federal Level) (Z4), V6J 1C7
Comment: This Amendment No. 18 (this "Amendment") is being filed by Dennis J. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Shannon Wilson, Low Tide Properties Ltd., House of Wilson Ltd., Laura Gentile, Eric Hirshberg and Marc Maurer (collectively, the "Reporting Persons") and amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons on February 14, 2019 (as amended, the "Schedule 13D") to reflect certain updates to the information previously reported. The number of shares of Issuer common stock beneficially owned by the Reporting Persons has not changed since the filing of Amendment No. 17 to the Schedule 13D filed by the reporting persons thereto on March 30, 2026. The Items below amend the information disclosed under the corresponding Items in the Schedule 13D as described below. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 10, 2026, the Reporting Persons filed a definitive proxy statement and accompanying GOLD proxy card with the SEC to be used to solicit votes to elect each of Laura Gentile, Eric Hirshberg and Marc Maurer to the Board, and to approve the Proposal for consideration by shareholders at the Annual Meeting, which requests that the Issuer take all necessary steps to declassify the Board.

## Signatures
- Dennis J. Wilson: /s/ Dennis J. Wilson, Dennis J. Wilson (04/14/2026)
- Anamered Investments Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (04/14/2026)
- LIPO Investments (USA), Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (04/14/2026)
- Wilson 5 Foundation: /s/ Dennis J. Wilson, Dennis J. Wilson, Director of Wilson 5 Foundation Management Ltd., corporate trustee of Wilson 5 Foundation (04/14/2026)
- Wilson 5 Foundation Management Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (04/14/2026)
- Five Boys Investments ULC: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (04/14/2026)
- Shannon Wilson: /s/ Shannon Wilson, Shannon Wilson (04/14/2026)
- Low Tide Properties Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (04/14/2026)
- House of Wilson Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (04/14/2026)
- Laura Gentile: /s/ Laura Gentile, Laura Gentile (04/14/2026)
- Eric Hirshberg: /s/ Eric Hirshberg, Eric Hirshberg (04/14/2026)
- Marc Maurer: /s/ Marc Maurer, Marc Maurer (04/14/2026)